UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 000-56743

Intermap Technologies Corporation

(Translation of registrant’s name into English)

385 Inverness Parkway, Suite 105

Englewood, Colorado 80112

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	News Release announcing date for reporting Q3 results, dated November 10, 2025
99.2	Condensed Consolidated Interim Financial Statements (unaudited) for the three and nine months ended September 30, 2025 and 2024
99.3	Management’s Discussion and Analysis for the quarter ended September 30, 2025
99.4	Form 52-109F2 - Certification of Interim Filings (CEO) dated November 13, 2025
99.5	Form 52-109F2 - Certification of Interim Filings (CFO) dated November 13, 2025
99.6	News Release reporting Q3 results, dated November 13, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERMAP TECHNOLOGIES CORP.

Date: November 20, 2025
	By:	/s/ Patrick A. Blott
	Name:	Patrick A. Blott
	Title:	Chief Executive Officer